Filed by Live Oak Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Live Oak Acquisition Corp.

Commission File No.: 001-39280

This plastics maker has big companies thirsting for its technology

By Josh Kosman

December 27, 2020 | 3:28pm |

Just like Dustin Hoffman learns in “The Graduate,” the future is plastics. Or rather, eco-plastics, with investors like David Einhorn (right) driving up shares of New York Stock Exchange newcomer Danimer Scientific.

Anyone who’s seen the classic 1967 film “The Graduate” starring Dustin Hoffman knows that plastics are not normally a sexy business.

But a little-known plastics company set to list its shares on the New York Stock Exchange on Wednesday has Wall Street salivating — thanks to technology being eyed by major companies like PepsiCo and Bacardi because it promises to turn plastic into dust.

Danimer Scientific on Oct. 5 said it planned to merge with blank-check company Live Oak Acquisition and take over its NYSE listing before the end of the year. In anticipation of that happening, investors have sent Live Oak’s stock up a massive 79 percent.

Their excitement centers on Danimer’s efforts to help large companies make throwaway plastic items — straws, food containers, snack bags — more environmentally friendly. Danimer makes plastic pellets using canola oil instead of petrochemicals that promises to quickly decompose when met with bacteria from, say, a landfill or lake.

Liquor company Bacardi on Oct. 23 said it teamed up with Danimer to make its spirits bottles out of biodegradable material by 2023 — a conversion that would eliminate the 3,000 tons of plastic its 80 million bottles produce annually.

Danimer has also told potential investors its partnership with disposable cup and straw maker WinCup has resulted in a two-year contract worth $27 million for the Phade line of disposable straws to be sold at Walmart.

“I have a bunch of the straws,” one investor source told The Post. “You can’t tell the difference between them and regular plastic straws.”

Dunkin’ Brands is also test marketing the straws, which are blue, now in its restaurants, and Starbucks may soon do the same, sources said. Danimer is also working on a deal to develop plastic bottles for Nestlé’s Pure Life water brand.

But perhaps the biggest potential deal involves food and beverage giant Pepsi. If all works out as planned, sources said, Pepsi plans to convert all of its snack brands, including Doritos, Fritos and Lay’s potato chips, to Danimer Plastics bags.

The soda maker, which declined to comment, has vowed to make 100 percent of its packaging recoverable or recyclable by 2025.

The risk is that all of these promising partnerships also turn to dust at a time when investors are factoring some $200 million in future contracts into the stock’s valuation, which has doubled in recent weeks to $1.9 billion.

Danimer is projecting just $51 million in 2020 revenue and is expected to break even this year.What the Phade straws look like after eight weeks.

“There is no agreement that they are going to give us 100 percent of their snack bag business,” Danimer CEO Stephen Croskrey admitted before adding:  “I would certainly hope that we would be making all their snack bags.”

“We’ve been working with them for 11 years on this project,” and they don’t appear to be working with any other bioplastics company,” Croskrey said.

And the Pepsi partnership is serious enough that the soda maker has acquired a 6 percent stake in Danimer, according to the investor presentation. One of Danimer’s eight directors will be PepsiCo Foods North America Senior Vice President and Controller Christy Basco, according to regulatory filings.

Danimer has told investors it can eliminate 500 billion pounds of plastic waste out of the 800 billion pounds produced annually.

Danimer-made plastics “need an incredible amount of bacteria to decompose,” so the packaging can be shelf stable for years, the investor source said. “They showed us a Tide bottle they made that has been sitting on the shelf for 10 years.”

Place Danimer packaging, though, in a landfill, or bury it outside and it will decompose in weeks without leaving microplastics behind.

“If this decomposes on your shelf, you have much bigger problems,” this person added.

Daimer plans to use the funds from the merger to expand an existing plant and to build a new Kentucky plant. No company has made these kinds of bioplastics on a mass scale, sources said.

In addition to Pepsi, other current Danimer investors include David Einhorn’s Greenlight Capital, whose 2019 investment is now on track for a sixfold return, sources said.

As Danimer grows, it could face pushback from the recycling industry because its bottles melt in heat, which makes them non-recyclable.

Danimer supporters argue that roughly 75 percent of plastic bottles now end up in bacteria-filled landfills, and that those that go to recycling centers will still not leave an environmental footprint since they will melt and disintegrate.

Still, the bottles threaten to muck up recycling efforts if not disposed of properly, critics said.

“There is no silver bullet,” a Danimer supporter countered.

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Forward-Looking Statements

Certain statements included in this document that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this document, regarding Live Oak Acquisition Corp.’s (“Live Oak”) proposed acquisition of Danimer Scientific, Live Oak’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s growth plans and strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of Danimer Scientific’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Danimer Scientific. These forward-looking statements are subject to a number of risks and uncertainties, including those discussed in Live Oak’s proxy statement/prospectus, filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2020, under the heading “Risk Factors,” and other documents Live Oak has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, forward-looking statements reflect Danimer Scientific’s expectations, plans, or forecasts of future events and views as of the date of this document. Danimer Scientific anticipates that subsequent events and developments will cause its assessments to change. However, while Danimer Scientific may elect to update these forward-looking statements at some point in the future, Danimer Scientific specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Danimer Scientific’s assessments of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements

Important Information for Investors and Stockholders

In connection with the proposed transactions, Live Oak has filed the Registration Statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a proxy statement, distributed to holders of Live Oak’s common stock in connection with Live Oak’s solicitation of proxies for the vote by Live Oak’s stockholders with respect to the proposed transactions and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of the securities of Live Oak to be issued in connection with the proposed transactions. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Live Oak, Danimer Scientific and the proposed transactions. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Live Oak through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Live Oak Acquisition Corp., 774A Walker Rd., Great Falls, VA 22066 or (901) 985-2865. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

Live Oak and Danimer Scientific and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the proposed transactions. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is, and will be, included in the Registration Statement and other relevant materials filed, and to be filed, with the SEC regarding the proposed transactions. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

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